Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in millions)

	Six Months Ended	Year Ended December 31,
	06/30/16	2015	2014	2013	2012	2011
Earnings:
Pre-tax earnings from continuing operations	$359	$697	$457	$269	$123	$188
Addback:
Fixed charges	105	65	50	37	29	28
Subtract:
Noncontrolling interest	—	(2)	7	(1)	13	3
Interest capitalized	—	—	—	—	—	—
Total earnings	$464	$760	$514	$305	$165	$219

Fixed Charges:
Interest expensed and capitalized	$85	$43	$35	$27	$20	$20
Interest component of rental payments (1)	20	22	15	10	9	8
Total fixed charges	$105	$65	$50	$37	$29	$28

Ratio of earnings to fixed charges	4.4	11.7	10.3	8.2	5.7	7.8

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.